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Filed pursuant to Rule 424(b)(3)
Registration No. 333-109045

        PROSPECTUS SUPPLEMENT NO. 2
(To Prospectus dated January 9, 2004)

$500,000,000
CHIRON CORPORATION
1 5/8% CONVERTIBLE DEBENTURES DUE 2033

        This prospectus supplement relates to the resales of our 1 5/8% Convertible Debentures due 2033 issued in a private offering on July 30, 2003 and shares of our common stock issuable upon conversion of the debentures.

        This prospectus supplement, which supplements our prospectus dated January 9, 2004, as most recently supplemented (as most recently supplemented, the "prospectus") contains additional information about the selling securityholders. This prospectus supplement is incorporated by reference into, and should be read in conjunction with, the prospectus, and is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

        As used in this prospectus supplement, the terms "company", "we", "our" and "us" may, depending on the context, refer to Chiron Corporation.

        You should rely only on the information contained in this prospectus supplement and the prospectus to which it refers. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus to which it refers is accurate only as of their respective dates.

SELLING SECURITYHOLDERS

        The debentures were originally issued by us to the initial purchasers in a private offering exempt from the registration requirements of the Securities Act of 1933, and were immediately resold by the initial purchasers to persons reasonably believed by them to be "qualified institutional buyers" as defined by Rule 144A under the Securities Act. The selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus supplement and the prospectus to which it refers any or all of the debentures and common stock into which the debentures are convertible.

The date of this Prospectus Supplement is April 16, 2004.

        The following table supplements the table of selling securityholders in the prospectus to which this prospectus supplement refers. The following table sets forth additional information with respect to the selling securityholders, the principal amount of the debentures beneficially owned by each selling securityholder and the number of shares of common stock into which those debentures are convertible. Unless set forth below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

        We have prepared the following table based on information given to us by, or on behalf of, the selling securityholders on or prior to April 15, 2004. The selling securityholders may offer all, some or none of the debentures or common stock into which the debentures are convertible. Because the selling securityholders may offer all or some portion of the debentures or common stock, no estimate can be given as to the amount of the debentures or the common stock that will be held by the selling securityholders upon termination of any sales. In addition, the selling securityholders identified below and in the prospectus to which this prospectus supplement refers may have sold, transferred or otherwise disposed of all or a portion of their debentures since the date on which they provided the information regarding their debentures in transactions exempt from the registration requirements of the Securities Act.

        Information concerning the selling securityholders may change from time to time and any changed information will be set forth in additional prospectus supplements or amendments to the prospectus to which this prospectus supplement refers if and when necessary.

Name	Principal Amount of Debentures Owned Before Offering and Offered for Sale	Number of Shares of Common Stock Owned Before Offering(1)	Number of Shares of Common Stock Offered for Sale(1)	Number of Shares of Common Stock Owned After Offering	Percentage of Common Stock Owned After Offering(2)
BBT Fund L.P	$3,000,000	43,834	43,834	0	*
Beamtenversicherungskasse des Kantons Zurich	$4,750,000	69,404	69,404	0	*
Bernische Lehrerversicherungskasse	$550,000	8,036	8,036	0	*
DBAG — London (3)	$14,000,000	204,558	204,558	0	*
Excellus Health Plan c/o Income Researsh & Management	$6,000,000	87,668	87,668	0	*
Gemini Sammelstiftung zur Forderung der Personalvorsorge	$190,000	2,776	2,776	0	*
Highbridge International LLC	$33,525,000	489,844	489,844	0	*
Jefferies Umbrella Fund Global Convertible Bond	$1,170,000	17,095	17,095	0	*
Jefferies Umbrella Fund US Convertible Bond	$200,000	2,922	2,922	0	*
Lehman Brothers Inc.(4)	$18,000,000	263,003	263,003	0	*
Pensionkasse der Antalis AG.	$70,000	1,023	1,023	0	*
Pensionkasse der Ems-Chemie AG	$90,000	1,315	1,315	0	*
Pensionkasse der Ems-Dottikon AG	$140,000	2,046	2,046	0	*
Pensionkasse der Lonza AG	$170,000	2,484	2,484	0	*
Pensionkasse der Rockwell Automation AG	$90,000	1,315	1,315	0	*
Pensionkasse Pluss-Staufer AG	$80,000	1,169	1,169	0	*
Pensionkasse Vantico	$160,000	2,338	2,338	0	*

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Personalfursorgestiftung der Gebaudeversicherung des Kantons Berm	$250,000	3,653	3,653	0	*
Personalvorsorge der PV Promea	$200,000	2,922	2,922	0	*
Universal Investment Gesellschaft MBH	$1,450,000	21,186	21,186	0	*
Zuger Kulturstiftung Landis & Gyr	$90,000	1,315	1,315	0	*

*
Less than one percent.

(1)
Assumes conversion of all of the holder's debentures at a conversion rate of 14.6113 shares of common stock per $1,000 principal amount of debentures. This conversion rate is subject to adjustment, however, as described under "Description of Debentures-Conversion Rights" in the prospectus to which this prospectus supplement refers. As a result, the number of shares of common stock issuable upon conversion of the debentures may increase or decrease in the future. Excludes shares of common stock that may be issued by us upon the repurchase of debentures by us at the option of the holder. In addition, the number of shares of common stock listed for each holder does not include fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the debentures, as described under "Description of Debentures-Conversion Rights".

(2)
Calculated based on 188,674,303 shares of common stock outstanding as of March 31, 2004. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder's debentures, but we did not assume conversion of any other holder's debentures.

(3)
Includes previously registered $8,000,000 principal amount of debentures covered by our prospectus dated January 9, 2004.

(4)
Includes previously registered $15,000,000 principal amount of debentures covered by our prospectus supplement no. 1 dated February 19, 2004.

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SELLING SECURITYHOLDERS